June 21, 2022

Lisa N. Larkin, Esq.

U.S. Securities and Exchange Commission via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:             Vanguard Chester Funds

  File No. 002-92948
                   Post-Effective Amendment No. 90 – Vanguard Target Retirement 2070 Fund (the “Fund”)

Dear Ms. Larkin,

This letter responds to your comments provided on February 23, 2022, to the above-referenced post-effective amendment.

Comment 1: Principal Investment Strategies

Comment: Consider clarifying that references to “stocks” mean common stocks as opposed to preferred stocks or other instruments.

Response:  We have considered the comment and respectfully decline to revise the disclosure. We believe the current disclosure is clear as written, consistent with existing disclosure for other Vanguard Target Retirement Funds, and appropriately conforms to the requirements of Form N-1A.

Comment 2:  Principal Investment Strategies

Comment:  In the “Principal Investment Strategies” section, there is a sentence that refers to “investment-grade foreign bonds.” Consider clarifying if the other bonds listed are investment-grade.

Response: We have considered the comment and respectfully decline to revise the disclosure. We believe the current disclosure is clear as written, consistent with existing disclosure for other Vanguard Target Retirement Funds, and appropriately conforms to the requirements of Form N-1A.

Please contact me at elizabeth_bestoso@vanguard.com or (610) 669-2531 with any questions or comments regarding the above response.

Sincerely,

/s/ Elizabeth Bestoso

Elizabeth Bestoso

Senior Counsel

The Vanguard Group, Inc.

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